

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

February 20, 2009

Mr. John F. Gehring
Executive Vice President and Chief Financial Officer
ConAgra Foods, Inc.
One ConAgra Drive
Omaha, NE 68102 - 5001

  Re: **ConAgra Foods, Inc.**
    Form 10-K for the Fiscal Year Ended May 25, 2008
    Filed July 23, 2008
    File No. 1-07275

Dear Mr. Gehring:

  We have completed our review of your 2008 Form 10-K, and do not, at this time, have any further comments.

        Sincerely,

        Jill S. Davis
        Branch Chief